Valneva SE 6-K

Exhibit 99.1

VALNEVA SE

Campus Bio-Ouest | 6, Rue Alain Bombard
44800 Saint-Herblain, France

Valneva Announces Launch of Approximately $40 Million in a Proposed Global Offering of American Depositary Shares and Ordinary Shares

Saint Herblain (France), September 28, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (the “Company”), a specialty vaccine company, today announced its intention to issue and sell, subject to market conditions, approximately $40 million of its ordinary shares in a global offering to specified categories of investors comprised of (i) a public offering of its American Depositary Shares (“ADSs”), each representing two ordinary shares, in the United States (the “U.S. Offering”) and (ii) a concurrent private placement of its ordinary shares in certain jurisdictions outside of the United States (the “European Private Placement” and together with the U.S. Offering, the “Global Offering”).

Goldman Sachs, Jefferies, Guggenheim Securities and Bryan, Garnier & Co. are acting as joint bookrunners for the Global Offering.

All securities to be sold in the Global Offering will be offered by the Company. The ADSs are listed on the Nasdaq Global Select Market under the symbol “VALN,” and the Company’s ordinary shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “VLA.”

The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros, as well as the number of ADSs and ordinary shares sold in the Global Offering, will be determined following a book building process commencing immediately. The price per ordinary share (and corresponding offering price per ADS) will be at least equal to the weighted average price of the Company’s ordinary shares on Euronext over a period, chosen by the Company’s Management Board, of between three (3) and ninety (90) consecutive trading days preceding the determination of the offering price, reduced by a maximum discount of 15%, if applicable.

The ADSs and/or ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights and for the benefit of a specified category of persons within the meaning of Article L.225-138 of the French Commercial Code (Code de commerce) and pursuant to the 24th resolution of the Company’s annual combined general meeting held on June 23, 2022. Under the authority granted by the shareholders in the 24th resolution, the ordinary shares and ADSs may only be purchased initially by (i) natural persons and legal entities, including companies, trusts or investment funds, organized under French or foreign law, that routinely invest in the pharmaceutical, biotechnological or medical technology sector; and/or (ii) companies, institutions or entities of any type, French or foreign, that do a significant part of their business in the pharmaceutical, cosmetic, chemical or medical devices and/or technologies or research in these sectors. In order to purchase ordinary shares and/or ADSs in the Global Offering, potential investors will be required to execute and provide to the Underwriters an investor letter representing that they satisfy the foregoing investor criteria.

The European Private Placement will be open only to qualified investors as such term is defined in article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.

The closing of the U.S. Offering and the European Private Placement will occur simultaneously, will be conditioned on each other and are expected to occur on the third trading day after the final pricing and allocation of the Global Offering. The underwriting agreement to be entered into among the Company and the underwriters for the Global Offering (the “Underwriters”) will not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L.225-145 of the French Commercial Code.

The Global Offering will commence immediately and the Company plans to announce the result of the Global Offering as soon as practicable after pricing thereof in a subsequent press release. The Company expects to use the net proceeds from the Global Offering to finance the co-development and marketing of its vaccine candidate against Lyme disease (VLA15), to finance the development and marketing of its vaccine candidate against the chikungunya virus (VLA1553), to finance the development of two of its preclinical vaccine candidates, VLA1554 and VLA2112, and the remainder, if any, for working capital and for general corporate purposes.

Bpifrance Participations S.A., which is an existing shareholder, has indicated an interest in purchasing up to an aggregate of €5.0 million of the ordinary shares in the Global Offering at the offering price. However, because indications of interest are not binding agreements or commitments to purchase, the Underwriters may determine to sell fewer or no ordinary shares in the Global Offering to Bpifrance Participations S.A., or Bpifrance Participations S.A. may determine to purchase fewer or no ordinary shares in the Global Offering. The representative of Bpifrance Participations S.A. to the Company’s Supervisory Board (Conseil de Surveillance) did not take part in the vote on the decisions (relating to the approval for the launch of the global offering and for the delegation of authority) at the meeting of the Supervisory Board of Directors (Conseil de Surveillance) held on September 24, 2022.

A shelf registration statement on Form F-3 relating to the ADSs and ordinary shares in the Global Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 2022 and was declared effective on August 19, 2022. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The securities sold will not be part of a public offering in France. The registration statement, including the prospectus and a preliminary prospectus supplement, can be accessed by the public on the website of the SEC.

The securities referred to in this press release will be offered in the United States only by means of a prospectus approved by the SEC. When available, copies of the preliminary prospectus relating to and describing the terms of the Global Offering may be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on the regulated market of Euronext in Paris pursuant to a listing prospectus (the “Listing Prospectus”) subject to the approval by the Autorité des Marchés Financiers (“AMF”) and comprising (i) the 2021 universal registration document filed with the AMF on March 23, 2022 (document d’enregistrement universel 2021) under number D. 22-0140 (the “2021 URD”), as completed by an amendment to the 2021 URD expected to be filed with the AMF on September 30, 2022 (the “Amendment”) and (ii) a securities note (Note d’opération) (the “Securities Note”), including (iii) a summary of the prospectus. Copies of the Company’s 2021 URD, as amended, will be available free of charge on the Company’s website. The Listing Prospectus will be published on the Company’s website and on the AMF’s website (www.amf-france.org).

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Disclaimer

This press release contains certain forward-looking statements concerning the Global Offering as well as the Company and its business, including its prospects and product candidate development. Such forward-looking statements are based on assumptions that the Company considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in section 1.5 of the 2021 URD (copies of which are available on the Company’s website) and the Company’s filings with the SEC and to the development of economic conditions, financial markets and the markets in which the Company operates. The forward-looking statements contained in this press release are also subject to risks not yet known to the Company or not currently considered material by the Company. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of the Company to be materially different from such forward-looking statements.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the European Private Placement described above will take place solely as a placement to the benefit of categories of persons, in accordance with Article L. 225-138 of the “Code de commerce” and applicable regulations. The European Private Placement is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per relevant member state; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

No action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in the United Kingdom. As a result, the securities may not and will not be offered in the United Kingdom except in accordance with the exemptions set forth in Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”) or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”).

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom or (b) persons in the United Kingdom who are qualified investors (as defined in the UK Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and/or (ii) are high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, the Underwriters have decided that they will only procure investors for the ordinary shares who meet the criteria of eligible counterparties and professional clients.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is retail clients, as defined in point (8) of article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, and eligible counterparties, as defined in the UK Financial Conduct Authority ("FCA") Handbook Conduct of Business Sourcebook ("COBS"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of UK law by virtue of the EUWA ("UK MiFIR"); and (ii) all channels for distribution of the ordinary shares are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a "UK Distributor") should take into consideration the manufacturer’s target market assessment; however, a UK Distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturer‘s target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, the Underwriters have decided that they will only procure investors for the ordinary shares who meet the criteria of eligible counterparties and professional clients.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.